UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 18, 2016.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S 2015 NET INCOME TOTALED $104.0 MILLION (+$1.6 MILLION, OR +2% YoY), OR $2.67 PER SHARE, ON HIGHER NET INTEREST INCOME, FEES AND OTHER INCOME, IMPROVED EFFICIENCY AND NON-CORE RESULTS

PANAMA CITY, REPUBLIC OF PANAMA, February 18, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter and full-year ended December 31, 2015.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The earnings reports for the quarter and year ended December 31, 2015 are the first the Bank has prepared in accordance with IFRS. The Bank has adopted IFRS 9 which calls, among other elements, for allowances based on forward-looking expected credit losses for financial instruments including loans, contingencies and investment securities. In prior years and quarters, the Bank prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). All 2015 and 2014 financial data included in this report has been prepared in accordance with IFRS. Regarding the first-time adoption of IFRS, please also refer to Exhibit XIII and Exhibit XIV for a reconciliation of the consolidated statements of financial position for the year ended 2014 and as at January 1st, 2014, and the consolidated statements of income for the year ended 2014, respectively.

Fourth Quarter and Full-Year 2015 Highlights

Reported results:

•	Bladex’s 2015 Net Income totaled $104.0 million (+$1.6 million, or +2% YoY), on higher net interest income (+3% YoY), fees and other income (+2% YoY), improved efficiency (-2 pts YoY) and non-core results (+87% YoY), partially offset by higher provision and impairment loss for expected credit losses on loans and investment securities, respectively, mainly impacting the fourth quarter 2015, which, together with negative non-core results, brought quarterly Net Income to $23.2 million (-38% QoQ and -35% YoY).

•	Net interest income totaled $145.5 million in 2015 (+4.1 million, or +3% YoY), on higher average lending balances and nearly stable funding costs despite higher average funding tenors. 4Q15 net interest income reached $37.8 million (+2% QoQ; -2% YoY) on increased Libor (1) rates, higher average lending rates (+10 bps QoQ and YoY), and portfolio balances (+2% QoQ; +1% YoY), partly offset by higher average funding costs (+13 bps QoQ; +16 bps YoY).

•	Fees and other income amounted to $22.3 million (+$0.5 million, or +2% YoY), on higher commissions from letters of credit and contingencies and higher fees from loan structuring and syndication activities, partially offset by lower income from loan distribution activities in the secondary markets. Fees and other income reached $7.7 million in 4Q15 (-6% QoQ; +9% YoY).

Key performance metrics:

•	The Bank’s 2015 ROAE (2) and Business ROAE (3) reached 11.0% and 10.4%, respectively, compared to 11.5% and 11.2% a year ago, on capitalization levels that strengthened YoY from 15.5% to 16.1% (Tier 1 Basel III).

•	4Q15 NIS (4) and NIM (5) stood at 1.72% (+5 bps QoQ; -5 bps YoY) and 1.90% (+7 bps QoQ; -2 bps YoY), respectively, as lending margins improved QoQ. Full year 2015 NIS and NIM both had a slight YoY decrease to 1.68% and 1.84%, respectively.

•	The Bank’s 2015 Efficiency and Business Efficiency Ratios (6) improved to 30% and 31%, respectively, compared to 32% in 2014, as operating revenues increased 4% and operating expenses decreased 3%. 4Q15 Efficiency and Business Efficiency Ratios were 30% (+5 pts. QoQ; +1 pts. YoY) and 29% (unchanged QoQ; -3 pts. YoY), respectively.

Credit Growth & Quality:

•	Average Commercial Portfolio balances for 4Q15 and full-year 2015 increased moderately to $7.2 billion (+1% QoQ) and $7.1 billion (+3% YoY), respectively, while end-of-period Commercial Portfolio balances also stood at $7.2 billion as of December 31, 2015, up 1% QoQ and nearly unchanged vs. the prior year.

•	While overall portfolio credit quality remained sound, with significantly reduced risk-weighted assets (-5% QoQ), provisions increased to account for expected lifetime credit losses regarding certain exposures. The ratio of the total reserve for credit losses to non-performing loans (“NPL”) amounted to 1.8 times, and to 1.33% of total Commercial Portfolio ending balances. Pre-payments subsequent to the closing date increased the NPL coverage ratio to 3.4 times.

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FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2015	2014	4Q15	3Q15	4Q14
Key Income Statement Highlights
Operating revenues	$173.9	$167.6	$43.6	$52.0	$51.1
Operating expenses	$51.8	$53.6	$13.1	$12.9	$14.7
Business Net Income (7)	$99.0	$99.7	$25.3	$30.3	$30.2
Non-Core Items (8)	$5.0	$2.7	$(2.0)	$7.1	$5.5
Net Income	$104.0	$102.4	$23.2	$37.4	$35.7
Profitability Ratios
Earnings per Share ("EPS") (9)	$2.67	$2.65	$0.60	$0.96	$0.92
Return on Average Equity (“ROAE”) (2)	11.0%	11.5%	9.5%	15.5%	15.5%
Business ROAE (3)	10.4%	11.2%	10.4%	12.6%	13.1%
Business Return on Average Assets	1.25%	1.32%	1.27%	1.50%	1.50%
Net Interest Margin ("NIM") (5)	1.84%	1.88%	1.90%	1.83%	1.92%
Net Interest Spread ("NIS") (4)	1.68%	1.72%	1.72%	1.67%	1.77%
Efficiency Ratio	30%	32%	30%	25%	29%
Business Efficiency Ratio (6)	31%	32%	29%	29%	32%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,155	$7,187	$7,155	$7,124	$7,187
Treasury Portfolio	$250	$394	$250	$293	$394
Total Assets	$8,286	$8,022	$8,286	$7,988	$8,022
Market capitalization	$1,010	$1,167	$1,010	$902	$1,167
Tier 1 Basel III Capital Ratio (10)	16.1%	15.5%	16.1%	15.1%	15.5%
Leverage (times) (11)	8.5	8.8	8.5	8.3	8.8
Liquid Assets / Total Assets (12)	15.3%	9.2%	15.3%	10.9%	9.2%
NPL to gross loan portfolio	0.78%	0.06%	0.78%	0.31%	0.06%
Total reserve for expected credit losses to Commercial Portfolio	1.33%	1.22%	1.33%	1.38%	1.22%
Total reserve for expected credit losses to NPL (times)	1.8	21.7	1.8	4.8	21.7

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Fourth Quarter and Full-Year 2015 results: “Even with expectations of significantly diverging growth paths in the Region, the year 2015 proved to be a year of many challenges for the markets in which Bladex operates. Especially in the second half of the year, the economic environment took a turn for the worse, with the confluence of several adverse macroeconomic trends impacting more forcefully Latin-American countries, amongst which the deterioration of terms-of-trade for commodity-exporting producers, a recessionary and inflationary environment in important economies such as Brazil, and a heightened perception of credit risk being the most significant factors. Even so, the results in the fourth quarter of 2015 demonstrated Bladex’s resilient earnings generation capacity, which allowed the Bank to absorb an increase in expected credit losses for certain exposures in process of restructuring. This quarter Bladex also completed its transition from US GAAP to the International Financial Reporting Standards (IFRS) following a mandate by Panama´s local regulator. The financial impact of the transition to IFRS, however, has been fairly limited mainly due to Bladex´s straight-forward business model, which focuses primarily on short-dated trade finance and trade-related business, and a high-quality roster of client relationships.

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A quick summary of the main performance indicators for the year 2015:

Although end-of-period balances for the Commercial Portfolio remained essentially flat for the year, average balances increased by close to $0.2 billion, as we managed our Commercial Portfolio within the context of pro-active and cautious risk exposure management. A case in point is exposure to Brazil, which now represents 22.7% of the total Commercial Portfolio, down more than 5 percentage points from 2014. In the fourth quarter alone, we reduced our exposure by approximately $0.2 billion, more than half of the total reduction of $0.4 billion in all of 2015. This speaks to our ability to swiftly and decisively react to deteriorating market conditions, significantly reducing risk-weighted assets. Nevertheless, total disbursements for 2015 reached $12.1 billion, confirming Bladex´s active role and diversified presence in the Region.

Despite challenging market conditions, overall 2015 fee and other income improved slightly, and Bladex was able to further consolidate its position as a relevant player in the syndications business in Latin America, leading 7 executed transactions in a variety of countries and industries during the year, with a healthy pipeline of potential transactions for 2016.

Core ROAE for the year remained largely stable at around 11%, broadly in line with our goal of achieving consistent baseline returns throughout economic cycles. Efficiency continued to improve, reaching 30%, down from 32% in the previous year, confirming our commitment towards cost discipline, which is especially important when efficiency gains simply from a rising revenue base become harder to achieve.

Very robust capitalization remains a strong suit for Bladex as the Tier 1 Basel III ratio strengthened to 16.1%, from 15.5% the year before. This, in spite of the continued focus on sharing successful performance with shareholders, and on providing an attractive dividend yield, as 2015 dividends of $1.54 per share represented a total net income pay-out ratio of 58%.

In summary, yet again solid results achieved in an ever more challenging context confirm the Bank´s ability to adapt and cope, keeping its sight on performance, but also strengthening its position to succeed going forward.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are operated and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each business segment on a systemic basis.

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COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s commercial portfolio activities, which include the origination of bilateral and syndicated credits, short- and medium-term loans, acceptances and contingent credits. Net Income includes net interest income from loans, fees and other income, allocated operating expenses, reversals or provisions for expected credit losses on loans and off-balance sheet instruments.

The Commercial Portfolio includes the loan portfolio, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

As of December 31, 2015, the Commercial Portfolio balances stood at $7.2 billion, slightly higher form the $7.1 billion a quarter ago and the same level from a year ago, as the Bank continues its approach to privilege lending margins over balance growth. On an average basis, Commercial Portfolio balances reached $7.1 billion in 2015, up 3% from 2014 average balance, mainly from higher business demand from the Bank’s client base of financial institutions (+10% year-on-year) and corporations (+2% year-on-year). Quarterly average Commercial Portfolio balances reached $7.2 billion in the fourth quarter 2015, nearly unchanged from the previous quarter (+1%) and the fourth quarter 2014.

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The Commercial Portfolio continued to be short-term and trade-related in nature: as at December 31, 2015, $5.1 billion, or 72%, of the Commercial Portfolio were scheduled to mature within one year. Trade finance operations represented 56% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade, generating hard currency.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

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Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2015	2014	4Q15	3Q15	4Q14
Commercial Business Segment:
Net interest income	$127.2	$122.4	$33.7	$32.2	$33.0
Net other income (13)	21.5	21.1	7.4	7.8	6.6
Net operating revenues (14)	148.7	143.5	41.1	40.0	39.6
Operating expenses	(40.4)	(42.8)	(10.1)	(10.1)	(11.5)
Net operating income (15)	108.2	100.7	31.0	30.0	28.1
Provision for expected credit losses on loans and off-balance sheet credit risks	(12.8)	(10.6)	(2.5)	(2.0)	0.0
Net Income	$95.4	$90.1	$28.6	$28.0	$28.1

4Q15 vs. 3Q15

The Commercial Business Segment’s fourth quarter 2015 Net Income totaled $28.6 million, a $0.6 million, or 3%, increase compared to $28.0 million in the third quarter 2015, primarily attributable to a $1.5 million, or 5%, increase in net interest income mainly from higher average lending rates (+10 bps), and higher average portfolio balances (+2%).

4Q15 vs. 4Q14

The Segment’s quarterly Net Income of $28.6 million represented a $0.5 million, or 2%, increase compared to $28.1 million in the fourth quarter 2014, as a result of: (i) a $1.5 million, or 4%, increase in net operating revenues from higher loan structuring and syndication fees, and growth in the letter of credit business leading to a $0.8 million, or 13%, increase in net other income, together with higher average lending rates (+10 bps) and loan portfolio balances (+1%) resulting in a $0.7 million, or 3%, increase in net interest income, (ii) a $1.4 million, or 13%, decrease in operating expenses; partially offset by (iii) a $2.5 million increase in provision for expected credit losses, mainly due to increased reserves relating to the non-performing portfolio.

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2015 vs. 2014

The Commercial Business Segment’s Net Income reached $95.4 million in 2015, a $5.3 million or 6% increase, compared to $90.1 million achieved in 2014, mainly as a result of: (i) a $5.2 million or 4% increase in net operating revenue mostly from higher average loan portfolio balances (+4%) which resulted in a $4.8 million, or 4%, increase in net interest income; a $0.4 million, or 2%, increase in net other income from higher commissions from letters of credit and contingencies business and higher fees from loan structuring and syndication activities, partially offset by lower gains on sale of loans resulting from decreased loan distribution activity in secondary market, and (ii) a $2.4 million, or 6%, decrease in operating expenses, partially offset by (iii) a $2.2 million increase in provision for expected credit losses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise financial instruments at amortized cost, and at fair value through Other Comprehensive Income (Loss) Account (“FVTOCI”) (securities held to solely collect contractual cash flows representing payments of principal and interest , and securities held with the objective to collect contractual cash flows, and to be sold, respectively), as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. The Treasury Business Segment also incorporates the Bank’s net results from its remaining participation in investment funds, which are shown in the other income line item “gain (loss) per financial instrument at fair value through profit or loss”. Following a contractual redemption of $4.0 million made in November 2015, Bladex’s participation in the Feeder Fund stood at 47.71% as of December 31, 2015, compared to 48.12% as of September 30, 2015 and 49.61% as of December 31, 2014.

The Treasury Business Segment’s Net Income is presented net of allocated operating expenses, and includes net interest income from Treasury activities, as well as related net other income, which comprises the net result of coverage (net results from derivative financial instruments and foreign currency exchange), gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net other income, net of any impairment loss from expected credit losses on investment securities.

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The Bank’s liquid assets totaled $1.3 billion as of December 31, 2015, compared to $0.9 billion as of September 30, 2015, and $0.7 billion as of December 31, 2014, in line with the Bank’s long-standing approach to prudent and proactive liquidity management as the Region´s macroeconomic conditions worsened. As of these dates, the liquid assets to total assets ratio was 15.3%, 10.9%, and 9.2%, respectively, while the liquid assets to total deposits ratio was 45.3%, 27.9%, and 29.6%, respectively.

As of December 31, 2015, the portfolio of securities at FVTOCI totaled $142 million, compared to $171 million as of September 30, 2015, and $339 million as of December 31, 2014, as the Bank continued to reduce its holdings in that category. The portfolio of securities at amortized cost stood at $108 million as of December 31, 2015, compared to $122 million as of September 30, 2015, and $55 million as of December 31, 2014. As of December 31, 2015, both securities portfolios consisted of readily-quoted Latin American securities, 66% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio).

Deposit balances stood at $2.8 billion as of December 31, 2015, representing 38% of total liabilities. Balances were 10% lower compared to the previous quarter, but 12% higher from a year ago. Short-term borrowings and debt, including Repos, totaled $2.5 billion as of December 31, 2015, resulting in a 23% quarter-on-quarter increase, and a 14% year-on-year decrease, while long-term borrowings and debt totaled $1.9 billion as of December 31, 2015, up 5% quarter-on-quarter and 34% year-on-year, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions. Weighted average funding costs were 1.08% for 2015, nearly the same level as a year ago, as the Bank efficiently managed its overall funding mix by compensating the rise of Libor rates with lower funding spreads, while increasing tenors, and diversifying its funding sources. On a quarterly basis, weighted average funding costs increased 13 bps quarter-on-quarter and 16 bps year-on-year to reach 1.17% in the fourth quarter 2015, as a result of increased Libor rates during the quarter, and higher average funding tenors.

(US$ million)	2015	2014	4Q15	3Q15	4Q14
Treasury Business Segment:
Net interest income	$18.3	$18.9	$4.1	$4.8	$5.3
Net other income (loss) (13)	6.9	5.2	(1.6)	7.1	6.1
Net operating revenues (14)	25.2	24.1	2.5	11.9	11.5
Operating expenses	(11.4)	(10.9)	(3.0)	(2.8)	(3.1)
Net operating income (loss) (15, 16)	13.9	13.3	(0.6)	9.1	8.4
Impairment (gain) loss from expected credit losses on investment securities	(5.3)	(1.0)	(4.7)	0.3	(0.7)
Net Income	$8.6	$12.2	$(5.3)	$9.4	$7.6

Quarterly Variation:

The Treasury Business Segment reported a Net Loss of $5.3 million in the fourth quarter 2015, compared to Net Income of $9.4 million in the third quarter 2015 and $7.6 million in the fourth quarter 2014. The negative variation of $14.7 million quarter-on-quarter and $12.9 million year-on-year were mostly driven by a swing in results from the Bank’s participation in investment funds and impairment loss from expected credit losses on investment securities.

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2015 vs. 2014

The Treasury Business Segment reported Net Income of $8.6 million in 2015, compared to Net Income of $12.2 million in 2014, a $3.6 million, or 30%, year-on-year decrease primarily attributable to a $4.3 million increase in impairment loss from expected credit losses on investment securities. Net operating revenues increased $1.1 million, or 4%, to reach $25.2 million in 2015, as a result of a $1.7 million, or 32%, increase in net other income mainly driven by improved performance from the Bank’s participation in investment funds, partially offset by a $0.6 million, or 3%, decrease in net interest income from lower average balances of investment securities, as average funding costs remained relatively stable at 1.08%.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2015	2014	4Q15	3Q15	4Q14
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$127.2	$122.4	$33.7	$32.2	$33.0
Treasury Business Segment	18.3	18.9	4.1	4.8	5.3
Combined Business Segment NII	$145.5	$141.3	$37.8	$37.1	$38.4

Net Interest Margin	1.84%	1.88%	1.90%	1.83%	1.92%

Quarterly variation

The Bank’s fourth quarter 2015 net interest income reached $37.8 million, a $0.7 million, or 2% quarter-on-quarter increase, primarily attributable to an increase in Libor rates, higher average lending rates (+10 bps) and loan portfolio balances (+2%), partially offset by higher average funding costs (+13 bps). Compared to the fourth quarter 2014, net interest income decreased 2%, as higher average lending rates (+10 bps) and loan portfolio balances (+1%), were more than offset by higher average funding costs (+16 bps) on extended average funding tenors.

2015 vs. 2014

The Bank’s 2015 net interest income rose by $4.1 million, or 3%, to $145.5 million, compared to $141.3 million in 2014. This year-on-year increase was driven by higher average balances of the Bank’s interest-earning assets (+5%), which was partially offset by higher average balances on the Bank’s interest-bearing liabilities (+4%), and from higher average Libor rates.

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FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, and loan intermediation and distribution activities.

(US$ million)	2015	2014	4Q15	3Q15	4Q14
Fees and Commissions, net	$19.2	$17.5	$6.3	$7.5	$4.9
Letters of credit and contingencies *	12.3	11.5	3.6	3.5	2.5
Loan structuring and distribution fees	6.9	6.0	2.7	3.9	2.4
Net gain on sale of loans at amortized cost	1.5	2.5	0.8	0.2	1.4
Other income, net	1.6	1.8	0.6	0.5	0.8
Fees and Other Income	$22.3	$21.8	$7.7	$8.2	$7.1

      * Net of commission expenses

Quarterly Variation

Fees and other income totaled $7.7 million in the fourth quarter 2015, compared to $8.2 million in the third quarter 2015, and compared to $7.1 million in the fourth quarter 2014. The $0.5 million, or 6%, quarter-on-quarter decrease was mostly driven by lower fees from the structuring and distribution activities as three mandated lead-arranger transactions were closed during the fourth quarter 2015, compared to four in the previous quarter, partially offset by higher gains on sale of loans. The $0.7 million, or 9%, year-on-year increase was mostly driven by higher fee income from the letters of credit and contingency business and loan structuring and syndication activities, partially offset by lower loan distribution activity in the secondary markets resulting in decreased gains on the sale of loans.

2015 vs. 2014

Fees and other income amounted to $22.3 million in 2015 compared to $21.8 million in 2014. The $0.5 million, or 2%, increase resulted from higher commissions from the letters of credit and contingencies business and higher fees from loan structuring and syndication activity, partially offset by lower loan distribution activity in the secondary markets resulting in decreased gains on the sale of loans.

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PORTFOLIO QUALITY AND PROVISION FOR EXPECTED CREDIT LOSSES

(In US$ million)	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Reserve for expected credit losses:
Balance at beginning of the period	$93.8	$85.0	$73.4	$77.7	$73.8
Provisions (reversals)	2.0	8.8	11.6	(5.0)	3.8
Write-offs, net of recoveries	(5.8)	0.0	0.0	0.7	0.0
End of period balance	$90.0	$93.8	$85.0	$73.4	$77.7

Reserve for expected credit losses on off-balance sheet credit risk:
Balance at beginning of the period	$4.8	$11.5	$15.0	$9.9	$0.0
Provisions (reversals)	0.6	(6.7)	(3.4)	5.1	9.9
End of period balance	$5.4	$4.8	$11.5	$15.0	$9.9

Total reserve for expected credit losses	$95.4	$98.6	$96.6	$88.3	$87.6

Total reserve for expected credit losses to Commercial Portfolio	1.33%	1.38%	1.30%	1.25%	1.22%
NPL to gross loan portfolio	0.78%	0.31%	0.30%	0.32%	0.06%
Total reserve for expected credit losses to NPL (times)	1.8	4.8	4.4	4.2	21.7

Credit quality remained sound, despite an increase in NPL balances to $52.3 million, representing 0.78% of total loan portfolio balances as of December 31, 2015, while the ratio of the total reserve for expected credit losses to NPL was 1.8 times. Subsequent to the closing date, pre-payments reduced NPL to $28.0 million, for a NPL ratio of 3.4 times. The overall reserve coverage ratio of total reserve for expected credit losses to total Commercial Portfolio ending balances was 1.33% (-5 bps quarter-on-quarter; +11 bps year-on-year), after the reduction of $5.8 million in reserves (representing 6 bps of reserve coverage ratio) from charge-offs due to loan reclassifications ($2.7 million), and to a local regulatory requirement regarding aged NPL exposures ($3.1 million).

The reserve for expected credit losses on loan and off-balance sheet credit risk totaled $95.4 million as of December 31, 2015, a $3.2 million quarter-on-quarter decrease and a $7.6 million year-on-year increase, mainly as the net result of higher provision to specific loan loss reserves assigned to NPL, reflecting the status of ongoing restructuring efforts, and the reduction of reserves from charge-offs in the fourth quarter 2015.

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OPERATING EXPENSES

(US$ million)	2015	2014	4Q15	3Q15	4Q14
Salaries and other employee expenses	$30.4	$31.6	$7.2	$7.5	$8.2
Depreciation of equipment and leasehold improvements	1.4	1.5	0.3	0.3	0.3
Amortization of intangible assets	0.6	0.9	0.1	0.1	0.2
Professional services	4.6	5.2	1.4	1.2	2.1
Maintenance and repairs	1.6	1.5	0.4	0.4	0.4
Other operating expenses	13.1	12.8	3.5	3.4	3.4
Total Operating Expenses	$51.8	$53.6	$13.1	$12.9	$14.7

Quarterly Variation

Operating expenses in the fourth quarter 2015 totaled $13.1 million, up 2% from the previous quarter, mainly on higher professional services and other operating expenses, and down 11% year-on-year, mainly on reduced salaries and other employee expenses, and professional services.

The Bank’s fourth quarter 2015 Efficiency Ratio was 30%, compared to 25% in the third quarter 2015, and 29% in the fourth quarter 2014, while the Bank’s Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, improved to 29%, compared to the same level in the third quarter 2015 and 32% in the fourth quarter 2014, with business operating revenues growing 4% quarter-on-quarter and 1% year-on-year while business operating expenses increased 2% quarter-on-quarter but decreased 11% year-on-year. The ratio of operating expenses to average assets was 66 bps in the fourth quarter 2015, compared to 64 bps and 73 bps in the comparative periods.

2015 vs. 2014

Full-year 2015 operating expenses totaled $51.8 million, a $1.8 million, or 3%, year-on-year decrease, mostly due to reduced salaries and other employee expenses, lower professional fee services and depreciation expenses mainly in technology applications and hardware.

The Bank’s 2015 Efficiency Ratio and Business Efficiency Ratio both improved to 30% and 31%, respectively, compared to 32% in the same period 2014, as operating revenues increased 4% and operating expenses decreased 3%. The Bank’s 2015 operating expenses to average assets ratio improved to 66 bps, compared to 71 bps in 2014.

13

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Dec-15	30-Sep-15	31-Dec-14
Tier 1 Basel III Capital (10)	$488	$516	$473
Risk-Weighted Assets Basel III	$6,104	$6,453	$5,914
Tier 1 Basel III Capital Ratio (10)	16.1%	15.1%	15.5%
Stockholders’ Equity	$972	$960	$911
Stockholders’ Equity to Total Assets	11.7%	12.0%	11.4%
Accumulated other comprehensive income (loss) ("OCI")	$(11)	$(14)	$(8)
Leverage (times) (11)	8.5	8.3	8.8
Shares outstanding	38.969	38.969	38.777

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of December 31, 2015, the Bank’s Tier 1 Basel III Capital Ratio was 16.1%, compared to 15.1% as of September 30, 2015, and 15.5% as of December 31, 2014, mainly due to reduced risk-weighted assets. The Bank’s leverage as of these dates was 8.5x, 8.3x, and 8.8x, respectively.

The Bank’s common shares outstanding totaled 39.0 million as of December 31, 2015, the same level as of September 30, 2015, and compared to 38.8 million as of December 31, 2014.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held January 28, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2015. The dividend will be paid on February 23, 2016, to stockholders registered as of February 10, 2016.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Libor refers to London Interbank Offered Rate.

(2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(3)	Business ROAE refers to annualized Business Net Income divided by average stockholders’ equity.

(4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(5)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(6)	Business Efficiency Ratio refers to consolidated operating expenses as a percentage of net operating revenues excluding non-core items.

14

(7)	Business Net Income refers to Net Income, deducting non-core items.

(8)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss” line item.

(9)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Net other income (loss) consists of net other income (expense) excluding provision for expected credit losses. By business segments, net other income includes:

Commercial Business Segment: Net fees and commissions, net gain on sale of loans, and net related other income (expense).

Treasury Business Segment: net other income (loss) from derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) per financial instrument at fair value through OCI, and net related other income (expense).

(14)	Net Operating Revenues refers to net interest income plus net other income.

(15)	Net Operating Income (Loss) refers to net interest income plus net other income, minus operating expenses.

(16)	The Treasury Business Segment’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks and investment securities, net of allocated cost of funds; (ii) net other income (loss) from derivative financial instruments and foreign currency exchange; (iii) gain (loss) per financial instrument at fair value through profit or loss; (iv) gain (loss) per financial instrument at fair value through OCI; (v) net related other income (expense), and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s provision for expected credit losses; the need for additional provisions for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

15

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2015, Bladex had disbursed accumulated credits of approximately $231 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 19, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 76781628.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

16

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2015	September 30, 2015	December 31, 2014	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$1,299,966	$904,563	$780,515	$395,403	44%	$519,451	67%
Financial Instruments:
At fair value	53,411	59,424	57,574	(6,013)	(10)	(4,163)	(7)
At fair value through OCI	141,803	170,787	338,973	(28,984)	(17)	(197,170)	(58)
Securities at amortized cost	108,215	121,586	54,738	(13,371)	(11)	53,477	98
Loans at amortized cost	6,691,749	6,758,988	6,686,244	(67,239)	(1)	5,505	0
Reserve for expected credit losses on loans at amortized cost	89,973	93,779	77,687	(3,806)	(4)	12,286	16
Unearned interest & deferred fees	9,304	9,588	8,509	(284)	(3)	795	9
Loans at amortized cost, net	6,592,472	6,655,621	6,600,048	(63,149)	(1)	(7,576)	(0)

At fair value – Derivative financial instruments used for hedging – receivable	7,400	18,527	12,324	(11,127)	(60)	(4,924)	(40)

Property and equipment	6,173	6,367	6,961	(194)	(3)	(788)	(11)
Intangibles	427	573	1,024	(146)	(25)	(597)	(58)

Other assets:
Customers' liabilities under acceptances	15,100	787	114,018	14,313	1,819	(98,918)	(87)
Accrued interest receivable	45,456	38,732	48,177	6,724	17	(2,721)	(6)
Other assets	15,794	11,141	8,057	4,653	42	7,737	96
Total of other assets	76,350	50,660	170,252	25,690	51	(93,902)	(55)

TOTAL ASSETS	$8,286,217	$7,988,108	$8,022,409	$298,109	4%	$263,808	3%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$243,839	$236,239	$84,175	$7,600	3%	$159,664	190%
Time	2,551,630	2,879,268	2,422,519	(327,638)	(11)	129,111	5
Total deposits	2,795,469	3,115,507	2,506,694	(320,038)	(10)	288,775	12

At fair value – Derivative financial instruments used for hedging – payable	29,889	24,245	40,287	5,644	23	(10,398)	(26)

Trading liabilities	89	17	52	72	424%	37	71%
Securities sold under repurchase agreement	114,084	176,030	300,519	(61,946)	(35)	(186,435)	(62)
Short-term borrowings and debt	2,430,357	1,883,242	2,692,537	547,115	29	(262,180)	(10)
Long-term borrowings and debt	1,881,813	1,784,247	1,399,656	97,566	5	482,157	34

Other liabilities:
Acceptances outstanding	15,100	787	114,018	14,313	1,819	(98,918)	(87)
Accrued interest payable	17,716	22,528	14,855	(4,812)	(21)	2,861	19
Reserve for expected credit losses on off-balance sheet credit risk	5,425	4,803	9,873	622	13	(4,448)	(45)
Other liabilities	24,343	16,719	32,879	7,624	46	(8,536)	(26)
Total other liabilities	62,584	44,837	171,625	17,747	40	(109,041)	(64)

TOTAL LIABILITIES	$7,314,285	$7,028,125	$7,111,370	$286,160	4%	$202,915	3%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(73,397)	(73,397)	(77,627)	0	0	4,230	(5)
Additional paid-in capital in excess of assigned value of common stock	120,177	119,338	119,644	839	1	533	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	560,642	552,422	501,669	8,220	1	58,973	12
Accumulated other comprehensive loss	(10,680)	(13,570)	(7,837)	2,890	(21)	(2,843)	36

TOTAL STOCKHOLDERS' EQUITY	$971,932	$959,983	$911,039	$11,949	1%	$60,893	7%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,286,217	$7,988,108	$8,022,409	$298,109	4%	$263,808	3%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2015	September 30, 2015	December 31, 2014	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$58,127	$55,708	$56,358	$2,419	4%	$1,769	3%
Interest expense	(20,349)	(18,639)	(17,974)	(1,710)	9	(2,375)	13

NET INTEREST INCOME	37,778	37,069	38,384	709	2	(606)	(2)

Provision for expected credit losses on loans at amortized cost	(1,867)	(8,761)	(3,700)	6,894	(79)	1,833	(50)

OTHER INCOME (EXPENSE):
Fees and commissions, net	6,329	7,461	4,907	(1,132)	(15)	1,422	29
Derivative financial instruments and foreign currency exchange	374	(902)	8	1,276	(141)	366	4,575
Gain (loss) per financial instrument at fair value through profit or loss	(2,278)	7,710	5,562	(9,988)	(130)	(7,840)	(141)
Gain (loss) per financial instrument at fair value through OCI	0	(66)	66	66	(100)	(66)	(100)
Impairment (gain) loss from expected credit losses on investment securities	(4,746)	286	(718)	(5,032)	(1,759)	(4,028)	561
Provision for expected credit losses on off-balance sheet financial instruments	(622)	6,740	3,700	(7,362)	(109)	(4,322)	(117)
Net gain on sale of loans at amortized cost	784	209	1,375	575	275	(591)	(43)
Other income, net	574	498	777	76	15	(203)	(26)
NET OTHER INCOME	415	21,936	15,677	(21,521)	(98)	(15,262)	(97)

OPERATING EXPENSES:
Salaries and other employee expenses	7,246	7,466	8,214	(220)	(3)	(968)	(12)
Depreciation of equipment and leasehold improvements	309	314	345	(5)	(2)	(36)	(10)
Amortization of intangible assets	149	149	235	0	0	(86)	(37)
Professional services	1,439	1,206	2,130	233	19	(691)	(32)
Maintenance and repairs	424	376	382	48	13	42	11
Other operating expenses	3,533	3,360	3,360	173	5	173	5
TOTAL OPERATING EXPENSES	13,100	12,871	14,666	229	2	(1,566)	(11)

NET INCOME	$23,226	$37,373	$35,695	$(14,147)	(38)%	$(12,469)	(35)%

PER COMMON SHARE DATA:
Basic earnings per share	0.60	0.96	0.92
Diluted earnings per share	0.59	0.96	0.92

Weighted average basic shares	38,969	38,969	38,779
Weighted average diluted shares	39,114	39,095	38,993

PERFORMANCE RATIOS:
Return on average assets	1.17%	1.85%	1.77%
Return on average stockholders' equity	9.55%	15.55%	15.52%
Net interest margin	1.90%	1.83%	1.92%
Net interest spread	1.72%	1.67%	1.77%
Operating expenses to total average assets	0.66%	0.64%	0.73%

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE YEAR ENDED
	December 31, 2015	December 31, 2014
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$145,479	$141,336
Fees and commissions, net	19,200	17,502
Derivative financial instruments and foreign currency exchange	(23)	208
Gain per financial instrument at fair value through profit or loss	5,731	2,361
Gain per financial instrument at fair value through OCI	363	1,871
Provision for expected credit losses on loans and off-balance sheet credit risks	(12,800)	(10,600)
Impairment loss from expected credit losses on investment securities	(5,290)	(1,030)
Net gain on sale of loans at amortized cost	1,505	2,546
Other income, net	1,603	1,786
Operating expenses	(51,784)	(53,612)
NET INCOME	$103,984	$102,368

BALANCE SHEET DATA (In US$ thousand):
Financial instruments at fair value	53,411	57,574
Financial instruments at fair value through OCI	141,803	338,973
Securities at amortized cost	108,215	54,738
Loans at amortized cost	6,691,749	6,686,244
Total assets	8,286,217	8,022,409
Deposits	2,795,469	2,506,694
Trading liabilities	89	52
Securities sold under repurchase agreements	114,084	300,519
Short-term borrowings and debt	2,430,357	2,692,537
Long-term borrowings and debt	1,881,813	1,399,656
Total liabilities	7,314,285	7,111,370
Stockholders' equity	971,932	911,039

PER COMMON SHARE DATA:
Basic earnings per share	2.67	2.65
Diluted earnings per share	2.66	2.63
Book value (period average)	24.39	23.10
Book value (period end)	24.94	23.49

(In thousand):
Weighted average basic shares	38,924	38,693
Weighted average diluted shares	39,113	38,882
Basic shares period end	38,969	38,777

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.32%	1.35%
Return on average stockholders' equity	10.95%	11.45%
Net interest margin	1.84%	1.88%
Net interest spread	1.68%	1.72%
Operating expenses to total average assets	0.66%	0.71%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	0.78%	0.06%
Write-offs to gross loan portfolio	0.09%	0.00%
Reserve for expected credit losses to gross loan portfolio	1.34%	1.16%
Reserve for expected credit losses to non-performing loans	172%	1926%
Reserve for credit losses on off-balance sheet credit risk to total contingencies	1.17%	1.97%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.7%	11.4%
Tier 1 Basel III Capital Ratio	16.1%	15.5%

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2015	December 31, 2014	CHANGE	%
	(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$220,312	$212,898	$7,414	3%
Interest expense	(74,833)	(71,562)	(3,271)	5

NET INTEREST INCOME	145,479	141,336	4,143	3

Provision for expected credit losses on loans at amortized cost	(17,248)	(6,781)	(10,467)	154

OTHER INCOME (EXPENSE):
Fees and commissions, net	19,200	17,502	1,698	10
Derivative financial instruments and foreign currency exchange	(23)	208	(231)	(111)
Gain per financial instrument at fair value through profit or loss	5,731	2,361	3,370	143
Gain per financial instrument at fair value through OCI	363	1,871	(1,508)	(81)
Impairment loss from expected credit losses on investment securities	(5,290)	(1,030)	(4,260)	414
Provision for expected credit losses on off-balance sheet financial instruments	4,448	(3,819)	8,267	(216)
Net gain on sale of loans at amortized cost	1,505	2,546	(1,041)	(41)
Other income, net	1,603	1,786	(183)	(10)
NET OTHER INCOME	27,537	21,425	6,112	29

OPERATING EXPENSES:
Salaries and other employee expenses	30,435	31,566	(1,131)	(4)
Depreciation of equipment and leasehold improvements	1,371	1,545	(174)	(11)
Amortization of intangible assets	596	942	(346)	(37)
Professional services	4,621	5,177	(556)	(11)
Maintenance and repairs	1,635	1,544	91	6
Other operating expenses	13,126	12,838	288	2
TOTAL OPERATING EXPENSES	51,784	53,612	(1,828)	(3)

NET INCOME	$103,984	$102,368	$1,616	2%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2015			September 30, 2015			December 31, 2014
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Deposits	$748,796	$567	0.30%	$976,382	$564	0.23%	$701,732	$458	0.26%
Financial Instruments at fair value through profit or loss	56,189	0	0.00	55,046	0	0.00	54,070	0	0.00
Financial Instruments at fair value through OCI	153,185	1,090	2.78	219,160	1,355	2.42	366,624	2,069	2.21
Securities at amortized cost	115,424	677	2.30	93,911	822	3.42	48,983	355	2.83
Loans at amortized cost, net of unearned interest	6,812,081	55,793	3.20	6,683,577	52,967	3.10	6,758,731	53,476	3.10

TOTAL INTEREST EARNING ASSETS	$7,885,675	$58,127	2.88%	$8,028,075	$55,708	2.72%	$7,930,140	$56,358	2.78%

Non interest earning assets	56,968			65,517			106,838
Allowance for loan losses	(91,383)			(85,208)			(74,242)
Other assets	14,175			19,228			18,220

TOTAL ASSETS	$7,865,436			$8,027,612			$7,980,958

INTEREST BEARING LIABILITIES
Deposits	$2,705,877	$3,309	0.48%	$3,252,881	$3,288	0.40%	$2,887,394	$2,964	0.40%
Trading liabilities	(78)	0	0.00	14	0	0.00	188	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	2,319,736	5,575	0.94	2,078,263	4,864	0.92	2,653,266	5,774	0.85
Long-term borrowings and debt (1)	1,808,308	11,465	2.48	1,656,145	10,487	2.48	1,407,613	9,236	2.57

TOTAL INTEREST BEARING LIABILITIES	$6,833,844	$20,349	1.17%	$6,987,304	$18,639	1.04%	$6,948,461	$17,974	1.01%

Non interest bearing liabilities and other liabilities	$66,651			$86,776			$119,968

TOTAL LIABILITIES	6,900,495			7,074,079			7,068,429

STOCKHOLDERS' EQUITY	964,941			953,533			912,529

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,865,436			$8,027,612			$7,980,958

NET INTEREST SPREAD			1.72%			1.67%			1.77%
NET INTEREST INCOME AND NET INTEREST MARGIN		$37,778	1.90%		$37,069	1.83%		$38,384	1.92%

(1)	Net of prepaid commissions.

      Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2015			December 31, 2014
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Deposits	$818,641	$2,050	0.25%	$638,986	$1,545	0.24%
Financial Instruments at fair value through profit or loss	56,257	0	0.00	58,679	0	0.00
Financial Instruments at fair value through OCI	253,440	6,033	2.35	347,316	8,115	2.30
Securities at amortized cost	82,773	2,371	2.83	41,915	1,142	2.69
Loans at amortized cost, net of unearned interest	6,687,914	209,858	3.09	6,441,011	202,096	3.09

TOTAL INTEREST EARNING ASSETS	$7,899,024	$220,312	2.75%	$7,527,907	$212,898	2.79%

Non interest earning assets	69,830			88,393
Allowance for loan losses	(83,421)			(72,276)
Other assets	15,583			10,942

TOTAL ASSETS	$7,901,016			$7,554,965

INTEREST BEARING LIABILITIES
Deposits	$2,797,055	$11,788	0.42%	$2,723,206	$11,245	0.41%
Trading liabilities	6	0	0.00	119	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	2,484,410	22,917	0.91	2,471,414	23,893	0.95
Long-term borrowings and debt (1)	1,583,745	40,127	2.50	1,383,492	36,424	2.60

TOTAL INTEREST BEARING LIABILITIES	$6,865,215	$74,833	1.08%	$6,578,231	$71,562	1.07%

Non interest bearing liabilities and other liabilities	$86,406			$82,809

TOTAL LIABILITIES	6,951,621			6,661,039

STOCKHOLDERS' EQUITY	949,395			893,926

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,901,016			$7,554,965

NET INTEREST SPREAD			1.68%			1.72%
NET INTEREST INCOME AND NET INTEREST MARGIN		$145,479	1.84%		$141,336	1.88%

(1)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/15	DEC 31/15	SEP 30/15	JUN 30/15	MAR 31/15	DEC 31/14	DEC 31/14

INCOME STATEMENT DATA:
Interest income	$220,312	$58,127	$55,708	$52,824	$53,653	$56,358	$212,898
Interest expense	(74,833)	(20,349)	(18,639)	(18,017)	(17,828)	(17,974)	(71,562)

NET INTEREST INCOME	145,479	37,778	37,069	34,807	35,825	38,384	141,336

Provision for expected credit losses on loans at amortized cost	(17,248)	(1,867)	(8,761)	(11,649)	5,029	(3,700)	(6,781)

OTHER INCOME (EXPENSE):
Fees and commissions, net	19,200	6,329	7,461	3,110	2,300	4,907	17,502
Derivative financial instruments and foreign currency exchange	(23)	374	(902)	(339)	844	8	208
Gain per financial instrument at fair value through profit or loss	5,731	(2,278)	7,710	(2,206)	2,505	5,562	2,361
Gain per financial instrument at fair value through OCI	363	0	(66)	133	296	66	1,871
Impairment (gain) loss from expected credit losses on investment securities	(5,290)	(4,746)	286	(1,659)	829	(718)	(1,030)
Provision for expected credit losses on off-balance sheet financial instruments	4,448	(622)	6,740	3,434	(5,104)	3,700	(3,819)
Net gain on sale of loans at amortized cost	1,505	784	209	305	207	1,375	2,546
Other income, net	1,603	574	498	283	248	777	1,786

NET OTHER INCOME	27,537	415	21,936	3,061	2,125	15,677	21,425

TOTAL OPERATING EXPENSES	51,784	13,100	12,871	12,701	13,112	14,666	53,612

NET INCOME	$103,984	$23,226	$37,373	$13,518	$29,867	$35,695	$102,368

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.67	$0.60	$0.96	$0.35	$0.77	$0.92	$2.65

PERFORMANCE RATIOS
Return on average assets	1.32%	1.17%	1.85%	0.68%	1.56%	1.77%	1.35%
Return on average stockholders' equity	10.95%	9.55%	15.55%	5.77%	13.01%	15.52%	11.45%
Net interest margin	1.84%	1.90%	1.83%	1.79%	1.84%	1.92%	1.88%
Net interest spread	1.68%	1.72%	1.67%	1.63%	1.68%	1.77%	1.72%
Operating expenses to total average assets	0.66%	0.66%	0.64%	0.65%	0.67%	0.73%	0.71%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/15	DEC 31/14	DEC 31/15	SEP 30/15	DEC 31/14

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$127,161	$122,422	$33,693	$32,226	$33,037
Net other income (2)	21,492	21,068	7,412	7,812	6,552
Operating expenses (3)	(40,429)	(42,752)	(10,063)	(10,067)	(11,536)
Net operating income (4)	108,224	100,738	31,042	29,971	28,053
Provision for expected credit losses on loans and off-balance sheet credit risks	(12,800)	(10,601)	(2,490)	(2,021)	0

NET INCOME	$95,424	$90,137	$28,552	$27,950	$28,053

Average interest-earning assets (5)	6,687,915	6,441,011	6,812,081	6,683,577	6,758,731
End-of-period interest-earning assets (5)	6,682,445	6,677,735	6,682,445	6,749,400	6,677,735

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$18,318	$18,914	$4,085	$4,843	$5,347
Net other income (loss) (2)	6,887	5,206	(1,629)	7,098	6,143
Operating expenses (3)	(11,355)	(10,860)	(3,037)	(2,804)	(3,130)
Net operating income (loss) (4)	13,850	13,260	(581)	9,137	8,360
Impairment (gain) loss from expected credit losses on investment securities	(5,290)	(1,030)	(4,746)	286	(718)

NET INCOME	$8,560	$12,230	$(5,327)	$9,423	$7,642

Average interest-earning assets (6)	1,211,112	1,087,150	1,073,599	1,344,878	1,171,720
End-of-period interest-earning assets (6)	1,603,395	1,231,800	1,603,395	1,256,360	1,231,800

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$145,479	$141,336	$37,778	$37,069	$38,384
Net other income (2)	$28,379	26,274	5,783	14,910	12,695
Operating expenses (3)	$(51,784)	(53,612)	(13,100)	(12,871)	(14,666)
Net operating income (4)	122,074	113,998	30,461	39,108	36,413
Provision for expected credit losses on loans and off-balance sheet credit risks.	(12,800)	(10,601)	(2,490)	(2,021)	-
Impairment (gain) loss from expected credit losses on investment securities	(5,290)	(1,030)	(4,746)	286	(718)

NET INCOME	$103,984	$102,367	$23,225	$37,373	$35,695

Average interest-earning assets	7,899,027	7,528,161	7,885,680	8,028,455	7,930,451
End-of-period interest-earning assets	8,285,840	7,909,535	8,285,840	8,005,760	7,909,535

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) consists of net other income (expense), excluding reversal (provision) for impairment of investment securities and for expected credit losses on loans at amortized cost and off-balance sheet financial instruments.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversal (provision) for expected credit losses on loans at amortized cost and off-balance sheet financial instruments, and impairment of investment securities.

(5) Includes loans, net of unearned interest and deferred fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value, at fair value through OCI and at amortized cost.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2015		September 30, 2015		December 31, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$153	2	$202	3	$185	2	$(49)	$(32)
BELGIUM.	13	0	0	0	0	0	13	13
BERMUDA	20	0	0	0	0	0	20	20
BOLIVIA	21	0	15	0	10	0	6	11
BRAZIL	1,685	23	1,870	25	2,068	27	(185)	(383)
CHILE	213	3	149	2	208	3	64	5
COLOMBIA	770	10	762	10	869	11	8	(99)
COSTA RICA	346	5	327	4	321	4	19	25
DOMINICAN REPUBLIC	389	5	239	3	258	3	150	131
ECUADOR	273	4	347	5	320	4	(74)	(47)
EL SALVADOR	69	1	71	1	116	2	(2)	(47)
FRANCE	6	0	6	0	6	0	0	0
GERMANY	97	1	97	1	100	1	0	(3)
GUATEMALA	458	6	411	6	301	4	47	157
HONDURAS	119	2	106	1	93	1	13	26
JAMAICA	16	0	15	0	16	0	1	0
MEXICO	874	12	852	11	1,030	14	22	(156)
NICARAGUA	17	0	0	0	8	0	17	9
PANAMA	625	8	610	8	387	5	15	238
PARAGUAY	116	2	138	2	133	2	(22)	(17)
PERU.	537	7	614	8	632	8	(77)	(95)
SINGAPORE	37	0	43	1	0	0	(6)	37
SWITZERLAND	46	1	49	1	51	1	(3)	(5)
TRINIDAD & TOBAGO	208	3	199	3	175	2	9	33
UNITED STATES	53	1	59	1	55	1	(6)	(2)
URUGUAY	219	3	209	3	200	3	10	19
MULTILATERAL ORGANIZATIONS	25	0	26	0	28	0	(1)	(3)
OTHER	0	0.0	1	0.0	11	0.2	(1)	(11)

TOTAL CREDIT PORTFOLIO (1)	$7,405	100%	$7,417	100%	$7,581	100%	$(12)	$(176)

UNEARNED INTEREST & DEFERRED FEES	(9)		(10)		(8)		1	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,396		$7,407		$7,573		$(11)	$(177)

(1)	Includes gross loan portfolio, financial instruments at fair value through OCI and at amortized cost, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2015		September 30, 2015		December 31, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$153	2	$202	3	$185	3	$(49)	$(32)
BELGIUM	13	0	0	0	0	0	13	13
BERMUDA	20	0	0	0	0	0	20	20
BOLIVIA	21	0	15	0	10	0	6	11
BRAZIL	1,623	23	1,806	25	1,992	28	(183)	(369)
CHILE	195	3	131	2	185	3	64	10
COLOMBIA	717	10	679	10	780	11	38	(63)
COSTA RICA	341	5	322	5	321	4	19	20
DOMINICAN REPUBLIC	389	5	239	3	258	4	150	131
ECUADOR.	273	4	347	5	320	4	(74)	(47)
EL SALVADOR	69	1	71	1	116	2	(2)	(47)
FRANCE	6	0	6	0	6	0	0	0
GERMANY	97	1	97	1	100	1	0	(3)
GUATEMALA	458	6	411	6	301	4	47	157
HONDURAS	119	2	106	1	93	1	13	26
JAMAICA	16	0	15	0	16	0	1	0
MEXICO	836	12	804	11	933	13	32	(97)
NICARAGUA	17	0	0	0	8	0	17	9
PANAMA	591	8	577	8	342	5	14	249
PARAGUAY	116	2	138	2	133	2	(22)	(17)
PERU	530	7	607	9	606	8	(77)	(76)
SINGAPORE	37	1	43	1	0	0	(6)	37
SWITZERLAND	46	1	49	1	51	1	(3)	(5)
TRINIDAD & TOBAGO	200	3	190	3	165	2	10	35
UNITED STATES	53	1	59	1	55	1	(6)	(2)
URUGUAY	219	3	209	3	200	3	10	19
OTHER	0	0.0	1	0.0	11	0.2	(1)	(11)

TOTAL COMMERCIAL PORTFOLIO (1)	$7,155	100%	$7,124	100%	$7,187	100%	$31	$(32)

UNEARNED INTEREST & DEFERRED FEES	(9)		(10)		(8)		1	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,146		$7,114		$7,179		$32	$(33)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2015		September 30, 2015		December 31, 2014		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$62	25	$64	22	$76	19	$(2)	$(14)
CHILE	18	7	18	6	23	6	0	(5)
COLOMBIA	53	21	83	28	89	23	(30)	(36)
COSTA RICA	5	2	5	2	0	0	0	5
MEXICO	38	15	48	16	97	25	(10)	(59)
PANAMA	34	13	33	11	45	12	1	(11)
PERU	7	3	7	2	26	7	0	(19)
TRINIDAD & TOBAGO.	8	3	9	3	10	2	(1)	(2)
MULTILATERAL ORGANIZATIONS	25	10	26	9	28	7	(1)	(3)

TOTAL TREASURY PORTOFOLIO (1)	$250	100%	$293	100%	$394	100%	$(43)	$(144)

(1)	Includes financial instruments at fair value through OCI and at amortized cost. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	2015	2014	4QTR15	3QTR15	4QTR14	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$750	$850	$44	$233	$103	$(100)	$(189)	$(59)
BELGIUM	13	156	13	0	33	(143)	13	(20)
BOLIVIA	38	10	18	5	5	28	13	13
BRAZIL	1,241	1,873	168	280	295	(632)	(112)	(127)
CHILE.	176	518	102	16	235	(342)	86	(133)
COLOMBIA	946	994	397	222	284	(48)	175	113
COSTA RICA	351	506	78	66	95	(155)	12	(17)
DOMINICAN REPUBLIC	851	1,099	336	133	358	(248)	203	(22)
ECUADOR.	1,107	1,019	212	315	261	88	(103)	(49)
EL SALVADOR	105	157	53	14	38	(52)	39	15
FRANCE.	6	187	0	0	29	(181)	0	(29)
GUATEMALA	878	560	187	268	150	318	(81)	37
HONDURAS	283	268	84	79	80	15	5	4
JAMAICA	117	262	19	32	70	(145)	(13)	(51)
MEXICO	2,647	2,779	656	696	801	(132)	(40)	(145)
NETHERLANDS	0	108	0	0	0	(108)	0	0
NICARAGUA.	18	11	17	0	7	7	17	10
PANAMA	921	593	201	403	141	328	(202)	60
PARAGUAY	133	181	26	25	85	(48)	1	(59)
PERU	850	1,017	186	272	264	(167)	(86)	(78)
SINGAPORE.	30	0	25	5	0	30	20	25
SWITZERLAND	102	50	55	46	0	52	9	55
TRINIDAD & TOBAGO	390	364	47	143	98	26	(96)	(51)
UNITED STATES	26	54	1	7	37	(28)	(6)	(36)
URUGUAY	81	157	10	54	4	(76)	(44)	6
VENEZUELA	0	31	0	0	0	(31)	0	0
MULTILATERAL ORGANIZATIONS	0	5	0	0	0	(5)	0	0

TOTAL CREDIT DISBURSED (1)	$12,060	$13,809	$2,935	$3,314	$3,473	$(1,749)	$(379)	$(538)

(1)	Includes gross loan portfolio, financial instruments at fair value through OCI and at amortized cost, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XIII

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ million)

	USGAAP			IFRS	USGAAP			IFRS
	December 31,			December 31,	January 1,			January 1,
	2014	Adjustment	Reclassification	2014	2014	Adjustment	Reclassification	2014

ASSETS:
Cash and cash equivalents	$780.5			$780.5	$839.7			$839.7
Financial Instruments:
At fair value	57.6			57.6	118.7	(49.9)		68.8
At fair value through OCI	339.0			339.0	334.4			334.4
Securities at amortized cost	54.2	(0.3)	0.8	54.7	33.8	(0.2)		33.6
Loans at amortized cost	6,686.2			6,686.2	6,148.3			6,148.3
Reserve for expected credit losses on loans at amortized cost	79.7	(2.0)		77.7	72.8	(1.9)		70.9
Unearned interest & deferred fees	8.5			8.5	6.7			6.7
Loans at amortized cost, net	6,598.1	2.0	-	6,600.0	6,068.9	1.9	-	6,070.8

At fair value – Derivative financial instruments used for hedging – receivable	12.3			12.3	15.2			15.2

Property and equipment	7.1		(0.1)	7.0	10.5		(2.0)	8.4
Intangibles	1.0			1.0	-		1.9	1.9

Other assets:
Customers' liabilities under acceptances	114.0			114.0	1.1			1.1
Accrued interest receivable	47.9	0.2		48.2	40.7	0.1		40.8
Other assets	13.6		(5.5)	8.1	8.4		(4.9)	3.5
Total of other assets	175.5	0.2	(5.5)	170.3	50.2	0.1	(4.9)	45.4

TOTAL ASSETS	$8,025.3	$2.0	$(4.8)	$8,022.4	$7,471.3	$(48.2)	$(5.0)	$7,418.1

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	84.2			84.2	63.0			63.0
Time	2,422.5			2,422.5	2,298.3			2,298.3
Total deposits	2,506.7	-	-	2,506.7	2,361.3	-	-	2,361.3

At fair value – Derivative financial instruments used for hedging – payable	40.3			40.3	8.6			8.6

Trading liabilities	0.1			0.1	0.1			0.1
Securities sold under repurchase agreement	300.5			300.5	286.2			286.2
Short-term borrowings and debt	2,692.5			2,692.5	2,705.4			2,705.4
Long-term borrowings and debt	1,405.5	(0.2)	(5.6)	1,399.7	1,153.9	(0.1)	(5.0)	1,148.7

Other liabilities:
Acceptances outstanding	114.0			114.0	1.1			1.1
Accrued interest payable	14.9			14.9	13.8			13.8
Reserve for expected credit losses on off-balance sheet credit risk	6.8	3.0		9.9	5.2	0.8	-	6.1
Other liabilities	32.9			32.9	27.9			27.9
Total other liabilities	168.6	3.0	-	171.6	48.1	0.8	-	48.9

TOTAL LIABILITIES	7,114.2	2.8	(5.6)	7,111.4	6,563.5	0.7	(5.0)	6,559.1

Redeemable non-controlling interest					49.9	(49.9)		-

STOCKHOLDERS' EQUITY:
Common stock	280.0			280.0	280.0			280.0
Treasury stock	(77.6)			(77.6)	(82.0)			(82.0)
Additional paid-in capital in excess of assigned value of common stock	117.3	2.3		119.6	118.6	2.0		120.6
Capital reserves	95.2			95.2	95.2			95.2
Retained earnings	510.0	(8.4)		501.7	458.7	(3.8)		454.9
Accumulated other comprehensive loss	(13.9)	5.2	0.8	(7.8)	(12.6)	2.9		(9.7)

TOTAL STOCKHOLDERS' EQUITY	911.1	(0.9)	0.8	911.0	907.9	1.0	-	859.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,025.3	$1.9	$(4.8)	$8,022.4	$7,471.3	$1.7	$(5.0)	$7,418.1

EXHIBIT XIV

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF INCOME

(In US$ million)

	USGAAP		IFRS
	2014	Adjustments	2014

INCOME STATEMENT DATA:
Interest income	$212.7	0.2	$212.9
Interest expense	(71.6)	0.0	(71.6)

NET INTEREST INCOME	141.13	0.21	141.34

Provision for expected credit losses on loans at amortized cost	(6.9)	0.1	(6.8)

OTHER INCOME (EXPENSE):
Fees and commissions, net	17.5	-	17.5
Derivative financial instruments and foreign currency exchange	0.9	(0.7)	0.2
Gain (loss) per financial instrument at fair value through profit or loss	3.0	(0.7)	2.4
Gain (loss) per financial instrument at fair value through OCI	1.9	-	1.9
Impairment loss from expected credit losses on investment securities	0.0	(1.0)	(1.0)
Provision for expected credit losses on off-balance sheet financial instruments	(1.6)	(2.2)	(3.8)
Net gain on sale of loans at amortized cost	2.5	-	2.5
Other income, net	1.7	0.0	1.8
NET OTHER INCOME	25.9	(4.5)	21.4

OPERATING EXPENSES:
Salaries and other employee expenses	31.3	0.2	31.6
Depreciation of equipment and leasehold improvements	2.5	(0.9)	1.5
Amortization of intangible assets	-	0.9	0.9
Professional services	5.2	-	5.2
Maintenance and repairs	1.5	-	1.5
Expenses from the investment funds	0.4	(0.4)	0.0
Other operating expenses	12.7	0.1	12.8
TOTAL OPERATING EXPENSES	53.7	(0.1)	53.6

Net Income	106.5	(4.1)	102.4

Net loss attributable to the redeemable noncontrolling interest	(0.5)	0.5	-

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$107.0	$(4.6)	$102.4